Filed Pursuant to Rule 433

Registration Statement Nos. 333-135991 and 333-135991-01

PRICING TERM SHEET

Baltimore Gas and Electric Company

$400,000,000 6.125% Notes due 2013

Issuer:	Baltimore Gas and Electric Company

Ratings:	Moody’s: Baa2 (Stable) / S&P: BBB+ (Negative) / Fitch: A- (Stable)

Issue:	6.125% Notes due 2013

Format:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	June 23, 2008

Settlement Date (T+3):	June 26, 2008

Maturity Date:	July 1, 2013

Price to Public:	99.990%

Coupon:	6.125%

Yield to Maturity:	6.127%

Spread to Benchmark Treasury:	T + 250 bps

Benchmark Treasury:	UST 3.500% due May 31, 2013

Benchmark Treasury Yield:	3.627%

Interest Payment Dates:	Semi-annually on July 1 and January 1 of each year, commencing January 1, 2009

Make-Whole Call:	T + 35 bps

CUSIP:	059172AA4

Joint Book-Running Managers:	Greenwich Capital Markets, Inc. Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Scotia Capital (USA) Inc.

Trustee:	Deutsche Bank Trust Company Americas

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Greenwich Capital Markets, Inc. at 1-866-884-2071 or by email at offeringmaterials@rbsgc.com; Banc of America Securities LLC toll-free at 1-800-294-1322 or by email at prospectus_distribution@bofasecurities.com; J.P. Morgan Securities Inc. at 1-212-834-4533